SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D

(Amendment No. 9)*

Sauer-Danfoss Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

804 137 107
(CUSIP Number)

Kenneth D. McCuskey
Vice President, Chief Accounting Officer, and Secretary
Sauer-Danfoss Inc.
2800 East 13th Street
Ames, Iowa 50010
(515) 239-6364

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With Copies To:

Uri Doron, Esq. Reed Smith LLP 599 Lexington Avenue New York, New York 10022 Telephone: (212) 521-5465

December 21, 2009
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No:	804 137 107

1	NAME OF REPORTING PERSON:

Danfoss Murmann Holding A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(See Instructions):	(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark
	7	SOLE VOTING POWER

		18,241,962
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		18,241,962
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,241,962
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

37.7%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No:	804 137 107

1	NAME OF REPORTING PERSON:

Danfoss A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Denmark
	7	SOLE VOTING POWER

		18,387,825
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		18,241,962
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		18,387,825
	10	SHARED DISPOSITIVE POWER

		18,241,962
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,629,787
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

75.7%
14	TYPE OF REPORTING PERSON (See Instructions)

CO

CUSIP No:	804 137 107

1	NAME OF REPORTING PERSON:

Danfoss Acquisition, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):

☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
	7	SOLE VOTING POWER

		0
NUMBER OF	8	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	9	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	10	SHARED DISPOSITIVE POWER

		0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
(See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0
14	TYPE OF REPORTING PERSON (See Instructions)

CO

Item 1.	Security and Issuer.

This Amendment No. 9 (“Amendment No. 9”) to the Statement of Beneficial Ownership on Schedule 13D filed May 26, 2000 (the “Original Statement”), as amended by Amendment No. 2 filed on April 5, 2001 (“Amendment No. 2”)*, Amendment No. 3 filed on November 1, 2001 (“Amendment No. 3”), Amendment No. 4 filed on May 16, 2007 (“Amendment No. 4”), Amendment No. 5 filed on August 17, 2007 (“Amendment No. 5”), Amendment No. 6 filed on March 12, 2008 (“Amendment No. 6”), Amendment No. 7 filed on July 18, 2008 (“Amendment No. 7”), and Amendment No. 8 filed on November 3, 2009 (“Amendment No. 8”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Sauer-Danfoss Inc., a Delaware corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 250 Parkway Drive, Suite 270, Lincolnshire, IL 60069.

This Amendment No. 9 is being filed by the Reporting Persons (as defined in Item 2 below) as a result of the announcement of Danfoss A/S, a corporation organized under the laws of Denmark (“Danfoss”), that through its wholly owned subsidiary Danfoss Acquisition Inc., a Delaware corporation (the “Purchaser”), it intends to commence a tender offer for all of the outstanding shares of Common Stock not already owned by Danfoss or its subsidiaries at an offer price of $10.10 per share, payable in cash.

* Following the filing of the Original Statement, the reporting persons at that time had amended such filing by inadvertently proceeding to Amendment No. 2, resulting in omitting Amendment No. 1 to the Original Statement.  Because all subsequent amendments to the Original Statement have followed such numerical sequence, the Reporting Persons have continued with such sequence in this Amendment No. 9.

Item 2.	Identity and Background.

(a)           This Amendment No. 9 is being filed by (i) Danfoss Murmann Holding A/S, a corporation organized under the laws of Denmark (the “Holding Company”), (ii) Danfoss, (iii) and the Purchaser (together with the Holding Company and Danfoss, the “Reporting Persons”).  Each of Holding Company and the Purchaser is a wholly owned subsidiary of Danfoss.

The name of the entity that controls Danfoss is Bitten & Mads Clausens Fond, a trust organized under the laws of Denmark (the “Danfoss Control Entity”).

(b)           The address of the principal business and the principal office of each of the Reporting Persons is Nordborgvej 81, 6430 Nordborg, Denmark.  The address of the principal business and the address of the principal office of the Danfoss Control Entity is Nordborgvej 81, 6430 Nordborg, Denmark.

(c)           Set forth on Schedule I hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of each of the Reporting Persons.  Set forth on Schedule II hereto is the name, citizenship, business or residence address and present principal occupation or employment as well as the name and address of any corporation or other organization in which such occupation or employment is conducted of each of the directors and executive officers of the Danfoss Control Entity.

The Holding Company was formed solely to hold shares of Common Stock and has conducted no other operations or activities.  The principal business of Danfoss is the design, manufacture and sale of industrial products.  The Purchaser was formed by Danfoss solely for purposes related to the Offer (as defined in Item 4 below).  The principal business of the Danfoss Control Entity is to function as a trust with respect to the securities of Danfoss.

(d)           During the last five years (i) none of the Reporting Persons, (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been convicted in any criminal proceeding.

(e)           During the last five years, (i) none of the Reporting Persons, (ii) to the knowledge of each Reporting Person, none of the natural persons listed on Schedule I associated with such Reporting Person and (iii) to the knowledge of Danfoss, neither of the natural persons listed on Schedule II nor the Danfoss Control Entity, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Not applicable.

Item 3.	Source and Amount of Funds or Other Consideration.

Danfoss estimates that approximately $118,750,000 in cash will be required to consummate the transactions described in Item 4 below in connection with the Offer (as described in Item 4 below).  Danfoss will obtain these funds from cash on hand and borrowings under its revolving credit facility under that certain Committed Multicurrency Term Loan and Revolving Credit Facilities Agreement, dated as of February 4, 2008, as amended, with Danske Bank A/S (the “Lender”) under which the Lender committed to providing Danfoss with seven year term loan and revolving credit facilities in an aggregate amount up to US-$500,000,000, consisting of a US-$200,000,000 revolving credit facility, and term loan facilities of US-$160,000,000 and US-$140,000,000.  Principal amounts outstanding under each of the facilities accrue interest at customary interbank market rates, plus an applicable margin, and are due on February 4, 2015.  Interest that accrues is due and payable at the end of interest periods of varying length (ranging from one month to twelve months).  The interest payable on this drawdown of the facility is due and payable on January 20, 2010.  Danfoss intends to use borrowings under the term loan facilities to complete the Offer and to make such funds available as necessary to Purchaser.

Item 4.	Purpose of Transaction.

On December 21, 2009, Danfoss delivered a letter to the board of directors of the Issuer regarding its intention to commence a tender offer (the “Offer”) through Purchaser for all shares of Common Stock not already owned by Danfoss and the Holding Company at an offer price of $10.10 per share in cash, without interest and less any required withholding tax.  The letter and a press release announcing the Offer are attached hereto as Exhibits C and D, respectively, and are incorporated herein by this reference.

The offer price represents (a) a premium of approximately 19.7% over the closing price of the Common Stock on the New York Stock Exchange (the “NYSE”) on December 18, 2009, which was the last trading day prior to the date on which Danfoss’ intention to make the Offer was announced, and (b) a premium of approximately 20.7% over the average closing price during the three months preceding December 18, 2009.  There will be no financing condition to the Offer.

If the Reporting Persons collectively own at least 90% of the outstanding shares of Common Stock following consummation of the Offer, each of Danfoss and the Holding Company intend, as soon as reasonably practicable thereafter, to contribute all of the shares of the Common Stock then held by them to Purchaser and to cause Purchaser and the Issuer to consummate a subsequent “short-form” merger under Delaware law in which the Issuer survives and shares of Common Stock (other than shares then held by each of the Reporting Persons) that are not tendered in the Offer are converted into the right to receive cash at the same price paid in the Offer, without interest (subject to appraisal rights for those stockholders that properly perfect and exercise such rights under Delaware law).  If the Filing Persons are successful, the Issuer will no longer be publicly owned, will cease to be listed on the NYSE and will cease to be required to make filings with the U.S. Securities and Exchange Commission (the “SEC”) and to comply with the SEC rules relating to public companies.

If the Offer is not consummated or if, for any reason, the Offer is consummated but a second-step merger is not consummated, the Reporting Persons would review their options at that time, which would include taking no further action or: (a) acquiring additional shares of Common Stock (by way of merger, tender offer, open market purchases, or otherwise); (b) recapitalizing the Issuer which could include converting a portion of the debt owed to Danfoss by the Issuer in to equity securities of the Issuer; (c) an extraordinary corporate transaction, such as a merger or reorganization involving the Issuer or any of its subsidiaries; (d) a material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) causing the Common Stock to be delisted from the NYSE; (g) causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (h) any action similar to any of those enumerated above.

Except as set forth herein, none of the Reporting Persons or, to the knowledge of each Reporting Person, any of the natural persons listed on Schedule I associated with such Reporting Person, has any plans or proposals that relate to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

1.           The Holding Company

(a)           The Holding Company may be deemed to beneficially own 18,241,962 shares of Common Stock.  Such ownership represents 37.7% of the issued and outstanding shares of the Issuer.  Other than as indicated on Schedule I, to the knowledge of the Holding Company, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with the Holding Company.  As disclosed in Schedule I, three board members of the Holding Company own shares of Common Stock. Specifically, Jorgen M. Clausen owns 71,500 shares and each of Frederik Lotz and Niels B. Christiansen own 3,000 shares.  Each such person has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock. Each person does not share the power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock with the Holding Company, and as a result, the Holding Company disclaims beneficial ownership with respect to such shares.

(b)           Number of shares as to which the Holding Company has:

(i)	sole power to vote or to direct the vote: 18,241,962

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 18,241,962

(iv)	shared power to dispose or direct the disposition of: 0

(c)           None of the Holding Company itself nor any of the persons named on Schedule I related to the Holding Company has effected any transactions in securities of the Issuer during the last 60 days.

 (d)-(e)                      Not applicable.

2.           Danfoss

(a)           Danfoss may be deemed to beneficially own 36,629,787 shares of Common Stock.  Such ownership represents 75.7% of the issued and outstanding shares of the Issuer. Other than as described herein or indicated in Schedule I, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Danfoss.  Other than as described herein or indicated in Schedule II, to the knowledge of Danfoss, no shares of Common Stock are beneficially owned by any persons listed on Schedule II associated with the Danfoss Control Entity.  As disclosed in Schedule I, two board members of Danfoss own shares of Common Stock, specifically, Jorgen M. Clausen owns 71,500 shares and William E. Hoover owns 3,000 shares. In addition to these two directors of Danfoss, two members of the executive committee of Danfoss each own 3,000 shares of the Issuer, including Niels B. Christiansen and Kim Fausing.  Each of these four individuals is a director of the Issuer.  Each of these persons has the sole power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock. None of such persons shares the power to vote, direct the vote, dispose or direct the disposition of such shares of Common Stock with Danfoss, and as a result, Danfoss disclaims beneficial ownership with respect to such shares.

(b)           Number of shares to which Danfoss has:

(i)	sole power to vote or to direct the vote: 18,387,825

(ii)	shared power to vote or to direct the vote: 18,241,962

(iii)	sole power to dispose or to direct the disposition of: 18,387,825

(iv)	shared power to dispose or to direct the disposition of: 18,241,962

(c)           Other than the transaction in connection with the Purchase Agreement (as defined in Item 6 below), no transactions in securities of the Issuer have been effected during the last 60 days by Danfoss, any of the persons named on Schedule I associated with Danfoss or any of the persons named on Schedule II associated with the Danfoss Control Entity.

(d)-(e)                      Not applicable.

3.           The Purchaser

(a)           The Purchaser does not beneficially own any shares of Common Stock as of the date of this Filing.  Other than as described herein or indicated in Schedule I, to the knowledge of Purchaser, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule I associated with Purchaser.

(b)           Number of shares to which the Purchaser has:

(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 0

(c)           None of the Purchaser itself nor any of the persons named on Schedule I related to the Purchaser has effected any transactions in securities of the Issuer during the last 60 days.

 (d)-(e)                      Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under a share purchase agreement (the “Purchase Agreement”) dated October 30, 2009 in which Danfoss acquired from Sauer Holding GmbH, a limited liability company organized under the laws of Germany (“Sauer”), 10,029,264 shares of Common Stock, Sauer agreed it will not acquire any securities of the Issuer at any time prior to the fifth anniversary of the Purchase Agreement without the express written consent of Danfoss.

As previously disclosed in the Issuer’s Quarterly Report on Form 10-Q dated November 9, 2009, the Issuer entered into a new Credit Agreement, dated November 9, 2009 (the “New Credit Agreement”), with Danfoss as lender.  Pursuant to the New Credit Agreement, the prior credit agreement dated March 12, 2009, between Danfoss and the Issuer, which provided for multicurrency term loan and revolving credit facilities of $490 million, and a loan agreement, dated December 9, 2008, with Danfoss providing for a $50 million loan was terminated and replaced by a new unsecured revolving credit facility that will permit the Issuer to borrow up to $690 million from Danfoss.  The Issuer’s borrowings under the New Credit Agreement will be due and payable in full on April 29, 2011.  The New Credit Agreement contains no financial covenants but it does contain a number of affirmative and negative covenants that, among other things, require the Issuer to obtain the consent of Danfoss prior to engaging in certain types of transactions.  The principal amount outstanding under the New Credit Agreement will bear interest at a rate equal to the U.S. prime rate or LIBOR, as in effect at times specified in the New Credit Agreement, plus 10.0%.  The Issuer was required to pay a closing fee of $2,000,000 to Danfoss.  The New Credit Agreement also required the Issuer to pay a quarterly fee equal to 4.0% of the average daily unused portion of the $690,000,000 credit facility.  The New Credit Agreement contains customary representations and warranties regarding the Company and its business and operations.  It also sets forth a number of events of default for, among other things, failure to pay principal or interest, breaches of representations, warranties and covenants and various events relating to the bankruptcy or insolvency of the Issuer or its subsidiaries.

Item 7.	Material to be Filed as Exhibits

Exhibit A – Joint Filing Agreement as required by Rule 13d−1 under the Securities Exchange Act of 1934.

Exhibit B – Credit Agreement dated as of November 9, 2009 by and between Sauer-Danfoss Inc. and Danfoss A/S.*

Exhibit C – Letter, dated December 21, 2009, to the Board of Directors of Sauer-Danfoss Inc.

Exhibit D – Press release issued by Danfoss A/S on December 22, 2009.

--------------------

*           Incorporated by reference to Exhibit 10.1 of the Issuer’s Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2009.

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: December 22, 2009	Danfoss Murmann Holding A/S

	By:	/s/ Jorgen M. Clausen
	Name:	Jorgen M. Clausen
	Title:	Board Member

	By:	/s/ Niels B. Christiansen
	Name:	Niels B. Christiansen
	Title:	President & CEO

Dated: December 22, 2009	Danfoss A/S

	By:	/s/ Niels B. Christiansen
	Name:	Niels B. Christiansen
	Title:	President & CEO

	By:	/s/ Kim Fausing
	Name:	Kim Fausing
	Title:	Executive Vice President & COO

Dated: December 22, 2009	Danfoss Acquisition, Inc.

	By:	/s/ Anders Stahlschmidt
	Name:	Anders Stahlschmidt
	Title:	CEO & Secretary

Schedule I
Directors and Executive Officers

as of December 22, 2009

Corporation:   Danfoss Murmann Holding A/S

Supervisory Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jorgen M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Danfoss A/S	71,500 Common Shares

Christiansen, Niels B. Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Danfoss A/S	3,000 Common Shares

Lotz, Frederik Denmark	Mintebjergryde 2 6470 Sydals Denmark	Former CFO of Danfoss A/S; business person	3,000 Common Shares

Management Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Christiansen, Niels B. Denmark	See information above	See information above	See information above

Corporation:   Danfoss A/S

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Clausen, Jorgen M. Denmark	See information above	See information above	See information above

Jebsen, Hans Michael Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Jebsen & Co., Ltd.	None

Hoover, William E. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Officer, McKinsey & Co.	3,000 Common Shares

Rørsted, Kasper Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Henkel AG & Co. KGaA	None

Clausen, Peter M. Denmark	Nordborgvej 81 6430 Nordborg Denmark	Chairman of Bitten & Mads Clausen Fond	None

Knopfli, Arno Denmark	Nordborgvej 81 6430 Nordborg Denmark	Engineer	None

Nielsen, Jens Peter Rosendahl Denmark	Nordborgvej 81 6430 Nordborg Denmark	Convenor	None

Hansen, Svend Aage Denmark	Nordborgvej 81 6430 Nordborg Denmark	HR Consultant	None

Exec. Committee and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Christiansen, Niels B. Denmark	See information above	See information above	See information above

Fausing, Kim Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & COO of Danfoss A/S	3,000 Common Shares

Storgaard, Nis Denmark	Nordborgvej 81 6430 Nordborg Denmark	Executive Vice President & CDO of Danfoss A/S	None

Corporation:   Danfoss Acquisition, Inc.

Sole Director & Executive Officer and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Stahlschmidt, Anders Denmark	Nordborgvej 81 6430 Nordborg Denmark	General Counsel of Danfoss	None

Schedule II

Directors and Executive Officers

as of December 22, 2009

Corporation:   Bitten & Mads Clausens Fond

Directors and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Kirk, Hans Denmark	Havbo 5 Høruphav, 6470 Sydals Denmark	Vice-Chairman of Bitten & Mads Clausen Fond	10,560 Common Shares

Clausen, Peter M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Clausen, Jorgen M. Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Skibsted, Bente Denmark	Vestergade 16 1601 København K Denmark	Not employed	None

Jebsen, Hans Michael Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Toft, Jens Peter Denmark	Steen Blichers Vej 19 3460 Birkerød Denmark	Manager of Toft Advice	None

Nielsen, Jens Peter Rosendahl Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Hansen, Svend Aage Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Knopfli, Arno Denmark	See information in Schedule 1	See information in Schedule 1	See information in Schedule 1

Management Board and Citizenship	Address	Occupation	Shares of Sauer-Danfoss Inc. Common Stock

Have, Per Egebæk Denmark	Nordborgvej 81 6430 Nordborg Denmark	CEO of Bitten & Mads Clausen Fond	None